# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FRIEDMAN INDUSTRIES INC, CIK 0000039092
CUSIP: 358435105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1121 JUDSON RD, SUITE 124, LONGVIEW, Texas (TX), 75601
Date of event which requires filing of this statement: 05/01/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002011184

## Reporting persons
- De Lisle Partners LLP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 408,127; shared voting power 0; sole dispositive power 408,127; shared dispositive power 0; aggregate amount beneficially owned 408,127 (5.8% of the class)
  Comment: Institutional Investment Manager

## Item 1. Issuer
Name of issuer: FRIEDMAN INDUSTRIES INC
Address of issuer's principal executive offices: 1121 JUDSON RD, SUITE 124, LONGVIEW, TEXAS, 75601.

## Item 2. Person Filing
Name of person filing: Richard de Lisle
Address of principal business office or, if none, residence:
3 Firs Lane
Poole
BH14 8JG
United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insitutional Investment Manager

## Item 4. Ownership
Amount beneficially owned: 408,127
Percent of class: 5.8
Sole power to vote or to direct the vote: 408,127
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 408,127
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
De Lisle Partners LLP is the appointed Investment Manager of the VT De Lisle America Fund ("the Fund") on behalf of Valu-Trac Investment Management Limited which is authorised in the United Kingdom and regulated by the Financial Services Authority.
Both the Fund and De Lisle Partners LLP are also authorised in the United Kingdom and regulated by the Financial Conduct Authority.
The Fund is an Open Ended Investment Company and is the beneficiary of any dividends and/or proceeds of sale of the securities. De Lisle Partners LLP undertakes relevant management of the holding on behalf of the investors in the Fund.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Institutional Investment Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- De Lisle Partners LLP: Richard de Lisle, CEO (05/01/2024)